

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Stanley Chia
Chief Executive Officer
Vivid Seats Inc.
111 N. Canal Street
Suite 800
Chicago, Illinois 60606

      Re: Vivid Seats Inc.
          Amendment No. 2 to Registration Statement on Form S-4
          Filed August 16, 2021
          File No. 333-256575

Dear Mr. Chia:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

Background of the Business Combination, page 105

1.   We note your revisions in response to our prior comment two. Please further revise to disclose the reason why you did not pursue the business combination with each of the potential targets despite extensive due diligence and substantial efforts. Please address this in detail for the potential target which made the $25 million payment to you.

Interests of Certain Persons in the Business Combination, page 121

2.   Here, and elsewhere in your filing as applicable, please quantify the maximum amount of the Special Dividend that the Sponsor could receive, assuming maximum redemptions.

U.S. Federal Income Tax Considerations
Effects of Section 367(b) to U.S. Holders, page 126

3.   We note your revisions in response to our prior comment 10. Based on your disclosure at the bottom of page 129, and the language in Exhibit 8.1, it appears that counsel has scoped out the discussion under the heading "Effects of Section 367(b) to U.S. Holders" from its opinion. Please revise to provide an opinion of counsel on the information in this section, specifically related to "*C. U.S. Holders that Own Public Shares with a Fair Market Value of Less Than $50,000*" and "*D. Tax Consequences for U.S. Holders of Horizon IPO Public Warrants"* as you represent that the transactions described in these sections should not be taxable. Please similarly provide an opinion of counsel under "Effects to U.S. Holders of the Payment and Special Dividend," and revise to clarify the effects to U.S. holders, as it currently speaks to non-U.S. Holders. If counsel cannot give a firm opinion, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. Please ensure that the disclosure includes the information specified in Section II.C.4. Please also revise the short-form tax opinion filed as Exhibit 8.1.

Proposal No. 9 - The Articles Amendment Proposal
Reasons for the Articles Amendment Proposal, page 159

4.   Please tell us what the proposed language "and only *in connection with* [a business combination's] consummation" means in the context of the articles amendment. Please also revise the proposed language to clarify or include a description of what exactly the chosen language purports to accomplish, including when the shares would be considered to be redeemed and when holders would receive payment of the per-Share redemption price, and how such language changes the operation of the original language in this section of the articles. Please also revise to disclose the per-Share redemption price calculated as of a recent date.

General

5.   Please provide an analysis explaining how you believe Proposals 9 and 10 comply with NYSE Rule 102.06, which requires that the IPO proceeds be held in a trust account until consummation of a business combination.

6.   We note your intention, if Proposals 9 and 10 are approved, to settle redemptions with the funds currently held in the Trust Account on or prior to the closing of the business combination. Please tell us, and revise your disclosure to clarify, what will happen if the business combination ultimately does not close, but Horizon has already redeemed shares. In this regard, we note your disclosure in your letter to stockholders that if the business combination is not completed, the shares will not be redeemed for cash, yet Proposals 9 and 10 suggest some redeeming stockholders may have already received cash for their shares.

Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Cathy A. Birkeland